                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ___)*


                      CHINA ENERGY RESOURCES CORPORATION
                               (Name of Issuer)


                                 COMMON STOCK
                        (Title of Class of Securities)


                                  G2109A 10 6
                                (CUSIP Number)


        FAHAD ALMUBARAK                         WITH A COPY TO:
        RANA INVESTMENT COMPANY                 RAYMOND L. MOSS, ESQ.
        P.O. BOX 60148                          SIMS MOSS KLINE & DAVIS LLP
        RIYADH 11545                            SUITE 1800, 400 NORTHPARK
                                                TOWN CENTER
        SAUDI ARABIA                            ATLANTA, GEORGIA  30328
        011-966-146-26262                       (770) 481-7200
                (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)


                                APRIL 18, 1997
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                                       1
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                                      13D
CUSIP No. G2109A 10 6

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1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:

   Rana Energy Investment Ltd.
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
                                                          (b) [ ]
--------------------------------------------------------------------------------
3  SEC USE ONLY

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4  SOURCE OF FUNDS:  WC

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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e) [   ]

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6  CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands

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NUMBER OF         7  SOLE VOTING POWER:             1,448.731
SHARES            -------------------------------------------------------------
BENEFICIALLY      8  SHARED VOTING POWER:           NONE
OWNED BY          -------------------------------------------------------------
EACH              9  SOLE DISPOSITIVE POWER:        1,448,731
REPORTING         ------------------------------------------------------------
PERSON            10 SHARED DISPOSITIVE POWER:      NONE
------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,448,731

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [   ]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    37.6%

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14 TYPE OF REPORTING PERSON:   IV

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ITEM 1.   SECURITY AND ISSUER.
          -------------------

          This Statement relates to shares of the common stock, par value $.01 per share (the "Common Stock"), of China Energy Resources Corporation (the "Issuer"), a corporation organized under the International Business Companies Act of the British Virgin Islands. The Issuer's Registration Statement on Form 8-A with respect to registration of the Common Stock under Section 12(b) of the Securities Exchange Act of 1934, as amended, became effective on April 18, 1997. The Issuer has its principal executive offices at Citco Building, Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands.

ITEM 2.   IDENTITY AND BACKGROUND.
          -----------------------

          This Statement is filed by the following:

          (a) Rana Investment Company ("Rana"), a corporation organized under the laws of the Kingdom of Saudi Arabia with its principal offices located at P.O. Box 60148, Riyadh 11545, Kingdom of Saudi Arabia. Rana's principal businesses are investment management for others and the management of its own portfolio consisting principally of debt securities, equity securities and rights and options relating thereto.

          (b) Rana Energy Investment Ltd. ("REIL"), an exempted company organized under the laws of the Cayman Islands with its principal offices located at c/o Rana Investment Company, P.O. Box 60148, Riyadh 11545, Kingdom of Saudi Arabia. REIL is a private investment company with a portfolio currently consisting of its investment in the Issuer. Rana acts as the investment manager with respect to REIL's portfolio and has authority to vote and direct the disposition of all equity securities held beneficially by REIL.

          During the past five years, none of the entities listed above or any of the persons shown on Schedules A and B attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

          On or about November 22, 1996 and January 6, 1997, REIL purchased from the Issuer: (a) convertible promissory notes (the "Convertible Notes") in the principal amounts of $1,500,000 and $1,000,000, respectively, that by their terms were convertible into Issuer's common stock at a price per share fixed at $3.50 prior to the listing of the Issuer's shares for trading on an exchange; and (b) warrants to purchase 428,572 shares and 285,715 shares of Common Stock, respectively, at an exercise price equal to 60% of the average closing bid and ask prices of the Common Stock over the 10 trading days prior to exercise, subject to a minimum price of $3.50 per share and a maximum price of $8.50 per share (the "Warrants"). REIL converted the Convertible Notes on April 16, 1997 into a total of 734,444 shares.

          The funds used to acquire the Convertible Notes and Warrants were taken from the working capital, including primarily equity contributions and earnings from operations, of REIL. The shares owned as described in Item 5 below have been issued upon conversion of the Convertible Notes.

          In the event Rana determines to cause REIL to purchase additional shares of Issuer stock, it is currently contemplated that REIL will use its working capital or additional capital contributions from its current owners. As of the date of this Statement, no arrangements with third parties have been made with respect to financing the acquisition of additional Issuer shares.

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

          REIL acquired the Convertible Notes, Warrants and Issuer shares for investment in the ordinary course of its business consistent with the belief that the value of the Convertible Notes, Warrants and Issuer shares would exceed their respective purchase prices within a reasonable time period. Rana may cause REIL to acquire additional shares of Common Stock upon the exercise of Warrants or through market or private purchases, or to sell shares. Any such determinations may be based on a number of factors, including continued attractiveness of investment in Issuer shares at then prevailing market prices, the number of shares that are available for purchase, the price or prices thereof, general market conditions and other similar factors.

          While Rana and REIL reserve the right to develop plans or proposals in the future regarding the following items, at the present time none of the persons identified in response to Item 2 of this Statement have any plans or proposals which relate to or would result in any of the following:

          (1) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (2) Sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

          (3) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (4) Any material change in the present capitalization or dividend policy of the Issuer;

          (5) Any other material change in the Issuer's business or corporate structure;

          (6) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

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          (7) Causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (8) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

          (9) Any action similar to any of those enumerated above.

The terms and conditions of the subscriptions made by REIL and of the Notes and Warrants are incorporated herein by this reference from Exhibits 7.2 through 7.5 to this Schedule.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
          ------------------------------------

          Under the rules and regulations of the Securities and Exchange Commission ("SEC"), Rana may be deemed to be the beneficial owner of a total of 734,444 outstanding shares of Common Stock and 714,287 shares subject to the Warrants, representing approximately 37.6% of the issued and outstanding shares of the Issuer after giving effect to the issuance of the Warrant shares. Rana currently has sole power to direct the voting and disposition of the shares of Common Stock held by REIL.

          The percentage of outstanding shares of Issuer stock set out in the preceding paragraph is computed based on a total of 2,399,850 shares of Issuer stock indicated as outstanding in Amendment No. 1 to the Issuer's Registration Statement on Form F-4 filed on September 11, 1996, increased by the 734,444 shares issued upon conversion of the Notes and the 714,287 shares subject to the Warrants (for a total outstanding of 3,848,581 shares).

          During the period beginning 60 days prior to April 18, 1997 and through the date of filing of this Statement, the parties filing this Statement engaged in the transactions with respect to the numbers of shares indicated below on the dates and at the indicated transaction prices per share:

                                       NO. OF SHARES             PRICE
  DATE    PARTY                      PURCHASED/(SOLD)           PER SHARE
  ----    -----                      ----------------           ---------

04/16/97  Rana Energy Investment Ltd.    734,444                $3.50

All purchases were of original issue shares directly from the Issuer pursuant to the conversion of the Convertible Notes.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          ---------------------------------------------------------------------
         TO SECURITIES OF THE ISSUER.
         ---------------------------

          Except as described in this Statement, the parties filing this Statement are not parties to any contract, arrangement, understanding or relationships with any other person with respect to shares of Issuer stock, including but not limited to transfer or voting of any of the securities, finder's

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fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

          Filed or incorporated by reference herein as exhibits hereto are the following:

     7.1 Agreement Regarding Joint Filing between Rana Investment Company and Rana Energy Investment Ltd.

     7.2 Form of Subscription Agreement. Incorporated by reference from Exhibit 4 to the Issuer's Registration Statement on Form 8-A filed April 14, 1997 (File No. 1-14606).

     7.3 Form No. 1 of Convertible Note. Incorporated by reference from Exhibit 5 to the Issuer's Registration Statement on Form 8-A filed April 14, 1997 (File No. 1-14606).

     7.4 Form No. 2 of Convertible Note. Incorporated by reference from Exhibit 6 to the Issuer's Registration Statement on Form 8-A filed April 14, 1997 (File No. 1-14606).

     7.5 Form of Warrant. Incorporated by reference from Exhibit 7 to the Issuer's Registration Statement on Form 8-A filed April 14, 1997 (File No. 1-14606).

                                  SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  Rana Investment Company


Date: May 19, 1997                By:/s/  Mazen Hassounah
                                     -----------------------------------------

                                  Name:  Mazen Hassounah
                                       --------------------------------

                                  Title:   Deputy General Manager
                                        -----------------------------


                                  Rana Energy Investment Ltd.


Date: May 19, 1997                By:/s/  Mazen Hassounah
                                     -----------------------------------------

                                  Name:  Mazen Hassounah
                                       --------------------------------

                                  Title:   Director
                                       -----------------------------------------

                                  SCHEDULE A

         The following persons are the directors and/or executive officers of Rana Investment Company.

  NAME AND                                PRINCIPAL OCCUPATION OR
BUSINESS ADDRESS                          EMPLOYMENT AND CITIZENSHIP
----------------                     ----------------------------------------

Fahad A. Almubarak                        General Manager
P.O. Box 60148                            Rana Investment Company
Riyadh 11545                              Kingdom of Saudi Arabia
Kingdom of Saudi Arabia

Mazen Hassounah                           Deputy General Manager
P.O. Box 60148                            Rana Investment Company
Riyadh 11545                              Kingdom of Saudi Arabia
Kingdom of Saudi Arabia

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                                  SCHEDULE B

         The following persons are the directors and/or executive officers of Rana Energy Investment Ltd.

  NAME AND                                PRINCIPAL OCCUPATION OR
BUSINESS ADDRESS                          EMPLOYMENT AND CITIZENSHIP
----------------                     ----------------------------------------

Fahad A. Almubarak                        General Manager
P.O. Box 60148                            Rana Investment Company
Riyadh 11545                              Kingdom of Saudi Arabia
Kingdom of Saudi Arabia

Mazen Hassounah                           Deputy General Manager
P.O. Box 60148                            Rana Investment Company
Riyadh 11545                              Kingdom of Saudi Arabia
Kingdom of Saudi Arabia

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                                  EXHIBIT 7.1

                       AGREEMENT REGARDING JOINT FILING

         The undersigned agree that a Schedule 13D, and any amendments thereto that may be required, shall be filed jointly on behalf of the undersigned and any other person or entity who may hereafter file together with them in any required amendment, when and if required under provisions of the Securities Exchange Act of 1934 or rules or regulations of the Securities and Exchange Commission thereunder.

                                  Rana Investment Company


Date: May 19, 1997                By:/s/  Mazen Hassounah
                                     -------------------------------------

                                  Name:  Mazen Hassounah
                                      ------------------------------------

                                  Title:   Deputy General Manager
                                       -----------------------------------

                                  Rana Energy Investment Ltd.


Date: May 19, 1997                By:/s/  Mazen Hassounah
                                     -------------------------------------

                                  Name:  Mazen Hassounah
                                      -------------------------------------

                                  Title:   Director
                                       ------------------------------------